UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            First United Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    33741H107
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|    Rule 13d-1(b)
|_|    Rule 13d-1(c)
|_|    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 33741H107                                            Page 2 of 6 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

         First United Bank & Trust

         52-0312890
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2        Check the Appropriate Box if a Member of a Group

         (a)
         (b)
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3        SEC Use Only

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4        Citizenship or Place of Organization:  Oakland, Maryland

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Number of            5     Sole Voting Power:  476,490
Shares               -----------------------------------------------------------
Beneficially         6     Shared Voting Power:  3,000
Owned by             -----------------------------------------------------------
Each                 7     Sole Dispositive Power:  470,753
Reporting            -----------------------------------------------------------
Person With          8     Shared Dispositive Power:  8,737
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9        Aggregate Amount Beneficially Owned by Each Reporting Person:  479,490
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10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
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11       Percent of Class Represented by Amount in Row (9):  7.8%
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12       Type of Reporting Person:  BK
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                                                               Page 3 of 6 Pages

Item 1(a).        Name of Issuer:

                  First United Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  19 South Second Street
                  Oakland, Maryland 21550

Item 2 (a).       Name of Person Filing:

                  First United Bank & Trust

Item 2(b).        Address of Principal Business Office or if none, Residence:

                  19 South Second Street
                  Oakland, Maryland 21550

Item 2(c).        Citizenship

                  First United Bank & Trust is a trust company organized under the laws of the Sate of Maryland

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  33741H107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)   |_| Broker or dealer registered under section 15 of the
                            Act (15 U.S.C. 78o).

                  (b)   |X| Bank as defined in section 3(a)(6) of the Act (15
                            U.S.C. 78c).

                  (c)   |_| Insurance company as defined in section 3(a)(19) of
                            the Act (15 U.S.C. 78c).

                  (d)   |_| Investment company registered under section 8 of the
                            Investment Company Act of 1940 (15 U.S.C 80a-8).


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                                                               Page 4 of 6 Pages

                  (e)   |_| An investment adviser in accordance with
                            ss.240.13d-1(b)(1)(ii)(E);

                  (f)   |_| An employee benefit plan or endowment fund in
                            accordance with ss.240.13d-1(b)(1)(ii)(F);

                  (g)   |_| A parent holding company or control person in
                            accordance with ss. 240.13d-1(b)(1)(ii)(G);

                  (h)   |_| A savings associations as defined in Section 3(b) of
                            the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i)   |_| A church plan that is excluded from the definition
                            of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

                  (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership:

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)   Amount Beneficially Owned: 479,490 Shares

                  (b)   Percent of Class: 7.8%

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote: 476,490

                        (ii)  Shared power to vote or to direct the vote: 3,000

                        (iii) Sole power to dispose or to direct the disposition
                              of: 470,753

                        (iv) Shared power to dispose or to direct the disposition of: 8,737

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.
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                                                               Page 5 of 6 Pages

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  The securities of First United Corporation listed in Item 4 are owned by the Trust Department of First United Bank & Trust as Trustee for 188 fiduciary accounts. Pursuant to agency or fiduciary agreements, beneficiaries or other persons may have rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, some of the securities held in these accounts.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                               Page 6 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                        February 14, 2006
                                        ----------------------------------------
                                                        (Date)

                                        /s/ Eugene D. Helbig
                                        ----------------------------------------
                                                    (Signature)

                                        Eugene D. Helbig, Senior Trust Officer
                                        ----------------------------------------
                                                   (Name/Title)